October 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Irene Paik

Alan Campbell

Terence O’Brien

Christie Wong

Re:	Theseus Pharmaceuticals, Inc.

Registration Statement on Form S-1

File No. 333-259549

Request for Acceleration of Effective Date

Requested Date:     Wednesday, October 6, 2021

Requested Time:     4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 1,030 copies of the Preliminary Prospectus included in the above-referenced Registration Statement on Form S-1 (File No. 333-259549) (the “Registration Statement”) were distributed during the period between September 30, 2021 through the date hereof, to prospective underwriters, institutional investors, prospective dealers, individuals and others.

We have been informed by the participating underwriters that they have complied, and they will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Theseus Pharmaceuticals, Inc. in requesting that the Securities and Exchange Commission take appropriate action to make the Registration Statement declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Michael Brinkman
Name: Michael Brinkman
Title: Managing Director

By:	SVB LEERINK LLC

By:	/s/ Stuart Nayman
Name: Stuart Nayman
Title: Managing Director, Senior Legal Counsel

By:	CANTOR FITZGERALD & CO.

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Head of Investment Banking

[Signature Page to Underwriters’ Acceleration Request Letter]